Exhibit 1.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This management discussion and analysis (“MD&A”) of Cardiome Pharma Corp. (“Cardiome”) for the year ended December 31, 2013 is as of March 26, 2014. We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators.  This MD&A should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2013 and the related notes thereto. Our consolidated financial statements are prepared in accordance with generally accepted accounting principles used in the United States of America (“U.S. GAAP”). All amounts are expressed in U.S. dollars unless otherwise indicated.

The forward-looking statements in this discussion regarding our expectations of our future performance, liquidity and capital resources, as well as marketing plans, future revenues from sales of BRINAVESS™ and AGGRASTATTM, the expected completion of the transition of global rights to vernakalant to Cardiome by Merck, known as MSD outside the United States and Canada, our intention to continue discussions with the U.S. Food and Drug Administration regarding potential development plans for the vernakalant programs in the United States, and other non-historical statements, are based on our current expectations and beliefs, including certain factors and assumptions, as described in our most recent Annual Report on Form 40-F, but are also subject to numerous risks and uncertainties, as described in the “Risk Factors” section of our Annual Report on Form-40F. As a result of these risks and uncertainties, or other unknown risks and uncertainties, our actual results may differ materially from those contained in any forward-looking statements. The words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We undertake no obligation to update forward-looking statements, except as required by law. Additional information relating to Cardiome, including our most recent Annual Report on Form 40-F, and our most recent Annual Information Form, is available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com or the U.S. Securities and Exchange Commission’s (“SEC”) Electronic Document Gathering and Retrieval System (“EDGAR”) website at www.sec.gov/edgar.

OVERVIEW

We are a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. We strive to find innovative, differentiated medicines that provide therapeutic and economic value to patients, physicians and healthcare systems. We currently have two marketed, in-hospital, cardiology products, BRINAVESSTM and AGGRASTATTM, which are commercially available in numerous markets outside of the United States.

BRINAVESSTM (vernakalant (IV)), was approved in the European Union in September 2010 and is currently registered and approved in approximately 50 countries for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults (for non-surgery patients with atrial fibrillation of seven days or less) and for use in post-cardiac surgery patients with atrial fibrillation of three days or less. BRINAVESSTM is recommended as a first-line therapy in the European Society of Cardiology atrial fibrillation guidelines for the cardioversion of recent-onset atrial fibrillation in patients with no, or moderate, structural heart disease.

AGGRASTATTM (tirofiban HCL) is a reversible GP IIb/IIIa inhibitor (an intravenous anti-platelet drug) for use in Acute Coronary Syndrome (“ACS”) patients. We acquired the ex-U.S. marketing rights to AGGRASTATTM as part of the transaction in which we also acquired Correvio LLC (“Correvio”), a privately held pharmaceutical company headquartered in Geneva, Switzerland, in November of 2013.

Both BRINAVESSTM and AGGRASTATTM are available commercially outside of the United States either directly through our own sales force in Europe or via our distributor and partner network in other parts of the world.

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Vernakalant (IV)

We have exclusive, global marketing rights to BRINAVESSTM, the intravenous formulation of vernakalant, and are responsible for all future development and commercialization of the product, subject to ongoing transfer of certain rights from Merck Sharp & Dohme Corp. (“Merck”) and its affiliates to us, which has been delayed in certain jurisdictions due to routine regulatory requirements and is expected to be completed in the first half of 2014. Prior to September 2013, global marketing rights to vernakalant (IV) were held by Merck under two collaboration and license agreements (the “Collaboration Agreements”).

North America

In December 2006, our former partner, Astellas Pharma US, Inc. (“Astellas”), filed a New Drug Application (“NDA”) for vernakalant (IV) with the U.S. Food and Drug Administration (“FDA”). In August 2008, Astellas received an action letter from the FDA, informing Astellas that the FDA had completed its review of the NDA for vernakalant (IV) and that the application was approvable. The letter requested additional information associated with the risk of previously identified events experienced by a subset of patients during the clinical trials as well as a safety update from ongoing or completed studies of vernakalant (IV), regardless of indication, dosage form or dose level. The action letter further indicated that if the response to their requests was not satisfactory, additional clinical studies may be required.

In August 2009, we, together with our former partner Astellas, announced that Astellas would undertake a single confirmatory additional Phase 3 clinical trial (“ACT 5") under a Special Protocol Assessment. The decision to conduct another trial was reached following extended discussions between Astellas and the FDA to define the best regulatory path forward for vernakalant (IV). ACT 5 began enrolment of recent onset atrial fibrillation patients without a history of heart failure in October 2009.

In October 2010, a clinical hold was placed on the ACT 5 study of vernakalant (IV) following a single unexpected serious adverse event of cardiogenic shock experienced by a patient with atrial fibrillation who received vernakalant (IV).

In July 2011, Merck acquired the rights for the development and commercialization of vernakalant (IV) in North America. All terms, responsibilities and payments that Astellas committed to under the North American Vernakalant (IV) Agreement were assumed by Merck without change. Merck and the FDA agreed to terminate the ACT 5 study. Merck began discussions with the FDA to determine the next steps for the development of vernakalant (IV) in the United States.

Merck was responsible for 75% of all the remaining development costs related to seeking regulatory approval in North American markets, and all marketing and commercialization costs for vernakalant (IV) in North America. Under the North American Vernakalant (IV) Agreement we had the right to additional milestone payments with respect to any subsequent drugs developed under the agreement.

In September 2012, Merck gave notice to us of its termination of the North American Vernakalant (IV) Agreement. In May 2013, we completed the transfer of sponsorship of the U.S. Investigational New Drugs (“INDs”) for vernakalant (IV) and vernakalant (oral) and the transfer of the NDA for vernakalant (IV) from Merck to us. We intend to continue discussions with the FDA regarding potential development paths for the vernakalant programs in the United States.

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Rest of World (Outside North America)

In April 2009, we entered into the Collaboration Agreements with Merck for the development and commercialization of vernakalant. The Collaboration Agreements provided an affiliate of Merck with exclusive rights outside of North America to vernakalant (IV).

Under the terms of the Collaboration Agreements, Merck paid us an initial fee of $60 million. In addition, we were eligible to receive up to an additional $200 million in payments, of which we received $45 million, based on the achievement of certain milestones associated with the development and approval of vernakalant products, and up to $100 million for milestones associated with approvals in other subsequent indications of both the intravenous and oral formulations. Also, we were eligible to receive tiered royalty payments on sales of any approved products and had the potential to receive up to $340 million in additional milestone payments based on achievement of significant sales thresholds. Merck was responsible for all costs associated with the development, manufacturing and commercialization of these product candidates.

In July 2009, our former partner Merck submitted a Marketing Authorization Application (“MAA”) to the European Medicines Agency (“EMA”) seeking marketing approval for vernakalant (IV) in the European Union, and as a result of the submission we received a $15.0 million milestone payment from Merck.

In June 2010, the Committee for Medicinal Products for Human Use of the EMA recommended marketing approval of vernakalant (IV) for the conversion of recent onset atrial fibrillation to sinus rhythm in adults and in September 2010, vernakalant (IV) received marketing approval under the trade name BRINAVESSTM in the European Union, Iceland and Norway. This milestone triggered a $30.0 million milestone payment from Merck. After receipt of marketing approval, Merck began its commercial launch of BRINAVESSTM in a number of European countries.

In September 2012, Merck gave notice to us of its termination of the Collaboration Agreements. On April 25, 2013, we entered into a Transition Agreement with Merck (the “Transition Agreement”) to amend and supplement the provisions of the Collaboration Agreements governing their rights and responsibilities in connection with the termination of the Collaboration Agreements and transfer of rights to, and responsibilities for, vernakalant to us. Pursuant to the Transition Agreement, we took responsibility for worldwide sales, marketing, and promotion of vernakalant (IV) on April 25, 2013. Regulatory product rights and product distribution responsibility were transferred to us upon transfer of the marketing authorizations in the relevant countries, subject to the ongoing transfer of certain rights from Merck and its affiliates to us, which has been delayed in some jurisdictions due to routine regulatory requirements and is expected to be completed in the first half of 2014.

In June 2013, we announced the decision by the European Commission to allow the transfer of the centrally-approved marketing authorisation for BRINAVESSTM from Merck to us. We are now the marketing authorization holder for BRINAVESSTM in the member states of the European Union. As a result, royalties on sales and the promotional services fee we previously received from Merck ceased on July 1, 2013 and we began benefiting from all sales of BRINAVESSTM throughout the world.

On September 16, 2013, we announced the completion of the transfer from Merck to us of commercialization responsibility for BRINAVESSTM in the European Union and the responsibility to complete the post-marketing study for BRINAVESSTM. We are now supplying BRINAVESSTM under our own trade dress in the European Union.

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Vernakalant (oral)

Vernakalant (oral) is being developed as an oral maintenance therapy for the long-term prevention of atrial fibrillation recurrence. In July and September 2006, we announced positive top line results for the sequential 300 mg and 600 mg dosing groups, respectively, from the Phase 2a pilot study of vernakalant (oral). In July 2008, we announced positive clinical results from the Phase 2b clinical study of vernakalant (oral) to further evaluate the safety and tolerability, pharmacokinetics and efficacy of vernakalant (oral).

In April 2009, we entered into the Collaboration Agreements with Merck for the development and commercialization of vernakalant. The agreement provided an affiliate of Merck with exclusive global rights to vernakalant (oral).

In November 2011, Merck completed an additional multiple rising-dose Phase I study to explore the safety, tolerability, pharmacokinetics and pharmacodynamics of higher doses of vernakalant (oral) than previously studied in healthy subjects and that in this study, vernakalant (oral) was well-tolerated at increased exposures. We also announced that Merck had scheduled, to start in late 2011, an additional Phase I trial assessing the safety and tolerability of vernakalant (oral) when dosed for a more extended period of time at higher exposures.

In March 2012, Merck informed us of its decision to discontinue further development of vernakalant (oral). In September 2012, we announced that Merck would return the global marketing and development rights for vernakalant (oral) to us in connection with Merck’s termination of the Collaboration Agreements. In May 2013, we completed the transfer of sponsorship of the IND for vernakalant (oral) from Merck to us. We are continuing to assess the appropriate development plan for vernakalant (oral).

AGGRASTAT™ for Acute Coronary Syndrome

AGGRASTAT™ contains tirofiban hydrochloride, which is a reversible GP IIb/IIIa inhibitor for use in indicated Acute Coronary Syndrome patients. AGGRASTAT™ is used to help assist the blood flow to the heart and to prevent chest pain and/or heart attacks (both STEMI – ST-elevation myocardial infarction, and NONSTEMI – non-ST-elevation myocardial infarction). It works by preventing platelets, cells found in the blood, from forming into blood clots within the coronary arteries and obstructing blood flow to the heart muscle which can result in a heart attack. The medicine may also be used in patients whose heart vessels are dilated with a balloon (percutaneous coronary intervention or PCI, a procedure used to open up blocked or obstructed arteries in the heart in order to improve the blood flow to the heart muscle (myocardium)) with or without the placement of a coronary stent. AGGRASTAT™ is administered intravenously, and has been on the market for many years with an excellent safety and efficacy profile.

Pre-clinical

We continue to support pre-clinical research and development work externally through academic research collaborations. The focus of the technology is on modulating cellular proteins (ion channels) that gate the movement of ions across the cell membrane to control a variety of essential functions ranging from the contraction of muscles, to the secretion from glands, to responses to foreign bodies and inflammation. The wide variety of such proteins provides a broad area for the development of therapeutics useful in a large number of human disorders.

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The following table summarizes the current status of our programs:

Program	Stage of Development	Current Status
Vernakalant (IV)	FDA New Drug Application (NDA)	Approvable letter received in 2008

	European Marketing Authorisation Application (MAA)	Marketing approval received in September 2010 under trade name BRINAVESSTM

	European Comparator (AVRO) Study	Final results released in Q2-2010

	Phase 3 Asia Pacific study	Study terminated as part of Merck’s termination of the Collaboration Agreements
Analysis of data ongoing

	Phase 3 ACT 5 study	Study terminated

	Post approval study	SPECTRUM (post approval safety study) initiated in Q4-2011
Study continuing

Vernakalant (oral)	Phase 2b Clinical Trial	Final results released in Q3-2008

	Pharmacokinetic/ pharmacodynamics studies	Phase 1 PK/PD studies completed

Other	Pre-clinical	Pre-clinical studies

CORPORATE UPDATE

Common Share Financing and Secondary Offering

Subsequent to year-end, on March 11, 2014, we completed a prospectus offering of 1,500,000 common shares from treasury for gross proceeds of CAD $15 million and 1,500,000 common shares in a secondary offering from CarCor Investment Holdings LLC, the shareholder from which we purchased Correvio, for gross proceeds of CAD $15 million, both at CAD $10.00 per common share, for a combined offering of CAD $30 million. This short form prospectus offering was made on a bought deal basis pursuant to an underwriting agreement with Canaccord Genuity Corp., acting as sole bookrunner and co-lead underwriter, and Cormark Securities Inc., acting as co-lead underwriter.

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As stated in the prospectus pursuant to which this financing was effected, we currently intend to use the proceeds received by us for working capital and general corporate purposes (approximately 50% of net proceeds from the offering received by us), and the advancement of our business objectives outlined under “Our Strategy” in the short form prospectus, including, without limitation, for (a) regulatory costs of vernakalant (IV) and vernakalant (oral) (approximately 20% of net proceeds from the offering received by us) and (b) expansion of our sales and marketing efforts for BRINAVESSTM and AGGRASTATTM in Europe and other parts of the world (approximately 30% of net proceeds from the offering received by us). As the offering closed on March 11, 2014, we have not yet deployed any material amount of such proceeds and will provide updated disclosure regarding the use of such proceeds in subsequent management’s disclosure and analysis.

At Market Sales Issuance Agreement

On February 18, 2014, we filed a prospectus supplement in each of the provinces of Canada, other than Québec, and the United States to qualify and register the distribution of our common shares having an aggregate offer price of up to $8.9 million in “at the market” distributions effected from time to time pursuant to an At Market Sales Issuance Agreement that we entered into on the same day with MLV & Co. LLC, as agent (the “ATM Offering”). As at the date of this document, we have sold 30,513 of our common shares in the ATM Offering. No sales in the ATM Offering will be made in Canada.

As stated in the prospectus supplement pursuant to which the ATM Offering financing is effected, we currently intend to use the net proceeds from the sale of the common shares offered in the ATM Offering primarily for working capital and general corporate purposes, including to fund expansion of our sales and marketing efforts for BRINAVESSTM and AGGRASTATTM in Europe and other parts of the world, for funding clinical development and regulatory costs of vernakalant (IV) and vernakalant (oral), and for advancement of our other business objectives outlined under “Our Strategy” in the base shelf prospectus pursuant to which the ATM Offering is effected. As the first sales of common shares under the ATM Offering occurred on February 18, 2014, we have not yet deployed any material amount of such proceeds and will provide updated disclosure regarding the use of such proceeds in subsequent management’s disclosure and analysis.

Acquisition of Correvio

On November 18, 2013, we completed the acquisition of Correvio, a privately held pharmaceutical company headquartered in Geneva, Switzerland, focused on the worldwide marketing, excluding the United States, of AGGRASTATTM, a branded prescription pharmaceutical. We acquired 100% of Correvio in exchange for 19.9% of our outstanding shares (pro forma ownership of approximately 16.6%) and a deferred consideration of $12.0 million. The deferred consideration will be repaid monthly at an amount equal to 10% of cash receipts from product sales and any applicable interest accrued at 10% compounded annually. The deferred consideration must be repaid in full by December 1, 2019.

Completion of Transfer of Sponsorship and Marketing Activities Relating to Vernakalant (IV)

On June 27 2013, we announced the decision by the European Commission to allow the transfer of the centrally-approved marketing authorisation for BRINAVESSTM from Merck to us. We are now the marketing authorization holder for BRINAVESSTM in the member states of the European Union. As a result, royalties on sales and the promotional services fee we previously received from Merck ceased on July 1, 2013 and we began benefiting from all sales of BRINAVESSTM throughout the world.

On September 16, 2013, we announced the completion of the transfer from Merck to us of commercialization responsibility for BRINAVESSTM in the European Union and the responsibility to complete the post-marketing study for BRINAVESSTM. We are now supplying BRINAVESSTM under our own trade dress in the European Union.

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Establishment of European presence

During Q1-2013, we appointed Steen Juul-Möller, M.D., Ph.D./DMSc., FESC as our European Medical Director to oversee our clinical and medical affairs activities. We also began establishing a small, direct sales force in Europe to promote BRINAVESSTM. During Q2-2013, Jürgen Polifka, Ph.D. joined our management team as General Manager, Sales and Marketing Europe to oversee our commercialization activities in Europe. During Q3-2013, we continued to build our direct sales force in Europe as well as the necessary infrastructure to support it. In Q4-2013, we complemented our sales coverage through the acquisition of Correvio.  Although BRINAVESSTM is not currently marketed in all of the European countries, our sales force, following the acquisition of Correvio, now has the capability to cover Germany, Spain, Italy, France, the United Kingdom, Sweden, Norway, Finland, Denmark, the Netherlands and Luxembourg.

Long-term debt settlement

On February 28, 2013, the debt settlement agreement dated December 10, 2012, and amended on December 31, 2012, between us and Merck (the “Debt Settlement Agreement”), was further amended allowing us to pay the balance of the debt settlement amount prior to March 31, 2013. On March 1, 2013, we paid the remaining $13.0 million of the $20.0 million agreed-upon debt settlement payment, extinguishing all outstanding debt obligations to Merck. We recorded a gain on debt settlement of $20.8 million during Q1-2013. With this final payment, Merck has released and discharged the collateral security taken in respect of the advances under the line of credit Merck has made available to us.

Share consolidation

On April 3, 2013, our shareholders approved the consolidation of our issued and outstanding common shares on the basis of one (1) post-consolidation common share for every five (5) pre-consolidation common shares. Our common shares began trading on a post-consolidation basis on the NASDAQ and TSX on April 12, 2013. All share and per share information in this document gives effect to the share consolidation on a retroactive basis, unless otherwise indicated.

DISCLOSURE CONTROLS AND PROCEDURES

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to National Instrument 51-102 or other applicable securities legislation or in reports filed or submitted by us under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the Canadian Securities Administrators’ and the SEC’s rules and forms.

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2013 and concluded that such disclosure controls and procedures were effective as of December 31, 2013 and provide reasonable assurance that material information relating to the Company was made known to them and reported as required.

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INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in applicable securities regulations) and has designed and maintained such internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Due to its inherent limitations, no matter how well an internal control system is designed and operated, it can provide reasonable, but not absolute assurance that it will prevent or detect misstatements from occurring in the financial statements.

As of December 31, 2013, management assessed the effectiveness of our internal control over financial reporting based on the framework set forth in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its assessment under this framework, management concluded that our internal control over financial reporting was effective as of December 31, 2013.

As permitted by Commission guidance, we did not include internal control over financial reporting of Correvio, which was acquired in November 2013, in our assessment of the effectiveness of our internal controls over financial reporting as of December 31, 2013. As of December 31, 2014, we will be required to assess the effectiveness of the internal controls of Correvio, in addition to those of our existing business. Prior to its acquisition by us, Correvio was a privately held company.

During 2013, we implemented a new accounting system. The new accounting system was implemented to achieve a consistent and integrated financial reporting system and further strengthens the company’s internal controls over financial reporting. We also incorporated additional internal controls related to the accounting for product revenue and inventories related to the sale of BRINAVESSTM. There were no other significant changes in our internal controls over financial reporting that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our audited consolidated financial statements are prepared in accordance with U.S. GAAP. These accounting principles require us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting periods. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available at the time that these estimates and assumptions were made. Actual results may differ from these estimates under different assumptions or conditions. Significant areas requiring management estimates include accounting for amounts recorded in connection with business combinations, recoverability of inventories, the assessment of net recoverable value and amortization period of intangible assets, accrual of clinical trial and research expenses, reporting of revenue recognition, bad debt and doubtful accounts, income taxes, accounting for stock-based compensation expense, and commitments and contingencies.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include revenue recognition, impairment of long-lived assets, useful lives of intangible assets, clinical trial accounting, stock-based compensation, and fair value measurements of financial instruments. These and other significant accounting policies are described more fully in Note 2 of our annual consolidated financial statements for the year ended December 31, 2013.

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Revenue Recognition

Licensing and other fees

We earn royalty revenue from a collaboration and license agreement from the commercial sale of an approved product.

Royalty revenue is recognized on an accrual basis when earned in accordance with the agreement terms and when royalties from the collaborative partner are determinable and collectibility is reasonably assured, such as upon the receipt of a royalty statement from the collaborative partner.

Research collaborative fees

Research collaborative fees are comprised of contract research fees and project management fees from our collaborative partners. We did not earn any research collaborative fees in fiscal 2013 as a result of the termination of the Collaboration Agreements with Merck. Therefore, this policy relates to fiscal 2012 and prior.

In fiscal 2012, we earned revenue from collaboration arrangements that provided for fees based on the number of full time research staff assigned to related research activities and the recovery of related research and development costs. Fees based on the number of full time research staff assigned to related research activities and the recovery of related research and development costs were recognized in income as research and collaborative fees to the extent the services were performed, were collectible, and represented the fair value of those services.

Impairment of long-lived assets

Long-lived assets, including property and equipment, and intangible assets other than goodwill, are assessed for potential impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. We determine whether the carrying value of a long-lived depreciable asset or asset group is recoverable based on its estimates of future asset utilization and undiscounted expected future cash flows the assets are expected to generate. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the carrying amount over the fair value of the asset. We primarily use the income approach when determining the fair value of assets.

Amortization

Amortization of intangible assets incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the use of intangible assets.

Clinical Trial Accounting

Clinical trial expenses are a component of research and development costs and include fees paid to contract research organizations, investigators and other vendors who conduct certain product development activities on our behalf. The amount of clinical trial expenses recognized in a period related to service agreements are based on estimates of the work performed using an accrual basis of accounting. These estimates are based on patient enrollment, services provided and goods delivered, contractual terms and experience with similar contracts. The Company monitors these factors to the extent possible and adjusts our estimates accordingly. Prepaid expenses or accrued liabilities are adjusted if payments to service providers differ from estimates of the amount of service completed in a given period.

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Stock-based compensation and other stock-based payments

We grant stock options to executive officers and directors, employees and consultants pursuant to our stock option plan. We use the fair value method of accounting for all stock-based awards granted, modified or settled during the period. Compensation expense is recorded based on the fair value of the award at the grant date, amortized over the vesting period.

Determining the appropriate fair value model and calculating the fair value of share-based payment awards requires subjective assumptions. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future.

Fair value measurements of financial instruments:

Fair value measurements of financial instruments are determined by using a fair value hierarchy that prioritizes the inputs to valuation techniques into three levels according to the relative reliability of the inputs used to estimate the fair values.

The three levels of inputs used to measure fair value are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical financial instruments;

Level 2 - Inputs other than quoted prices that are observable for the financial instrument either directly or indirectly; and

Level 3 - Inputs that are not based on observable market data.

In determining fair value measurements, we use the most observable inputs when available. The fair value hierarchy level at which a financial instrument is categorized is determined on the basis of the lowest level input that is significant to the fair value measurement.

The determination of fair value requires judgments, assumptions and estimates and may change over time.

Changes in or Adoption of Significant Accounting Policies

Comprehensive income:

In February 2013, the Financial Accounting Standards Board (“FASB”) issued amendments to the accounting guidance for presentation of comprehensive income, requiring an entity to provide additional information about reclassifications of accumulated other comprehensive income. The amendments, which are effective prospectively for reporting periods beginning after December 15, 2012, do not change the current requirements for reporting net income or other comprehensive income. On January 1, 2013, we prospectively adopted the amendments. The adoption of these amendments did not have a material impact on the presentation of our result of operations for the periods presented.

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Cumulative translation adjustment:

In March 2013, the FASB issued amendments on foreign currency matters relating to a parent’s accounting for the cumulative translation adjustment upon de-recognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. The amendments clarify the applicable guidance for the release of the cumulative translation adjustment (“CTA”) under current U.S. GAAP. On December 15, 2013, we prospectively adopted the amendments. The adoption of these amendments did not have a material impact on our financial position or results of operations.

Inventories:

In June 2013, pursuant to the Debt Settlement Agreement and the Transition Agreement between us and Merck, we purchased $2.8 million of work in process inventories including unlabeled vials and active pharmaceutical ingredients for vernakalant (IV). As a result, we adopted a new accounting policy for measuring these inventories.

Inventories consist of finished goods, unfinished product (work in process) and raw materials and are valued at the lower of cost and net realizable value, and include expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Cost for inventory purposes may be determined under any one of several assumptions as to the flow of cost factors, such as first-in first-out, average, and last-in first-out. Our inventory costs are determined on a first-in-first-out basis, as this method most clearly reflects periodic income.

The components of inventory and inventory purchase commitments are reviewed on a regular basis for excess and obsolete inventory based on estimated future usage and sales. Writedowns in inventory value or losses on inventory purchase commitments depend on various items, including factors related to demand from drug distributors and hospitals, and economic conditions. We believe that the estimates used in calculating the inventory provision are reasonable and properly reflect the risk of excess and obsolete inventory.

Revenue recognition:

Product revenues

On September 16, 2013, the transfer of commercialization responsibility from Merck to us was completed in the EU and we began supplying BRINAVESSTM under our own trade dress. As a result, we adopted new accounting policies for recognizing revenues from product sales and providing for amounts uncollectible from customers.

Revenue from sales of products is recognized upon the later of transfer of title or upon shipment of the product to the customer, so long as persuasive evidence of an arrangement exists, the sales price is fixed or determinable, collectability is reasonably assured and title and delivery has occurred. Provisions for chargebacks, rebates, sales incentives and returns are provided for in the same period the related sales are recorded.

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Sales taxes collected from customers in various European markets that must be remitted back to the relevant government authorities are excluded from revenues.

Shipping and handling costs are included in cost of sales.

Allowance for doubtful accounts receivable:

An allowance for doubtful accounts receivable is estimated primarily based on the credit worthiness of customers, aging of receivable balances and general economic conditions. Amounts later determined and specifically identified to be uncollectible are charged against this allowance.

Business combinations:

On November 18, 2013, we completed the acquisition of Correvio, a specialty pharmaceutical company focused on the worldwide marketing, excluding the United States, of AGGRASTATTM. As a result, we adopted new accounting policies for business combinations and goodwill.

In a business combination, the acquisition method of accounting requires that the assets acquired and liabilities assumed be recorded as of the date of the merger or acquisition at their respective fair values with limited exceptions. Assets acquired and liabilities assumed in a business combination that arise from contingencies are recognized at fair value if fair value can reasonably be estimated. If the acquisition date fair value of an asset acquired or liability assumed that arises from a contingency cannot be determined, the asset or liability is recognized if probable and reasonably estimable; if these criteria are not met, no asset or liability is recognized. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Accordingly, we may be required to value assets at fair value measures that do not reflect our intended use of those assets. Any excess of the purchase price (consideration transferred) over the estimated fair values of net assets acquired is recorded as goodwill. Transaction costs and costs to restructure the acquired company are expensed as incurred. The operating results of the acquired business are reflected in our consolidated financial statements after the date of the merger or acquisition. If we determine the assets acquired do not meet the definition of a business under the acquisition method of accounting, the transaction will be accounted for as an acquisition of assets rather than a business combination and, therefore, no goodwill will be recorded.

Goodwill:

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair value assigned to assets acquired and liabilities assumed in a business combination. Goodwill is allocated as of the date of the business combination to the reporting units that are expected to benefit from the synergies of the business combination.

Goodwill has an indefinite life, is not amortized, and is subject to a two-step impairment test on an annual basis. The first step compares the fair value of the reporting unit to its carrying amount, which includes the goodwill. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. If the carrying amount exceeds the implied fair value of the goodwill, the second step measures the amount of the impairment loss. If the carrying amount exceeds the fair value of the goodwill, an impairment loss is recognized equal to that excess.

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OVERALL PERFORMANCE

With the termination of the Collaboration Agreements in 2012 and the transfer of marketing authorization for BRINAVESSTM from Merck to us, we have changed our focus from the discovery and development of new therapies to the development and commercialization of our approved products and product candidates. In November 2013, we acquired the ex-U.S. marketing rights to AGGRASTATTM as part of the Correvio acquisition. With this transition, we have seen an increase in revenues for 2013 compared to 2012 due to the contribution of BRINAVESSTM and AGGRASTATTM product sales, partially offset by the increase in sales and marketing costs to support the commercialization of our products. The elimination of our internal research activities in 2012 also resulted in lower research and development expenses in 2013.

The acquisition of Correvio accelerates the Company’s launch of BRINAVESSTM and transformation into a global commercial organization positioned for future growth, reduces BRINAVESSTM build out costs and shortens the time to profitability by providing an established operational and financial infrastructure with significant operating cost synergies.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidated data prepared in accordance with U.S. GAAP for our last two fiscal years:

(in thousands of U.S. dollars)	For the Years Ended December 31
	2013		2012	2011
Revenue	$4,511		$789	$1,505
Net income (loss)	4,773		(18,315)	(27,920)
Basic income (loss) per common share	0.37		(1.49)	(0.46)
Diluted income (loss) per common share	0.37		(1.49)	(0.46)
Total assets	$47,332		$44,793	$54,035
Debt obligation	10,685	(1)	32,500 (2)	25,445 (3)

(1)	Amount as at December 31, 2013 represents deferred consideration payable for the acquisition of Correvio.
(2)	As at December 31, 2012, debt obligation represents outstanding advances from Merck.
(3)	Amount as at December 31, 2011 represents tenant inducements and a $25.0 million advance from Merck.

We have not declared any cash dividends since inception.

Our revenue in fiscal 2013 increased compared to fiscal 2012 primarily due to sales of BRINAVESSTM and AGGRASTATTM.

We recorded net income in fiscal 2013 compared to a net loss in fiscal 2012 primarily due to the recognition of a $20.8 million gain on the settlement of debt owing to Merck in fiscal 2013 compared to an $11.2 million gain on the settlement of debt owing to Merck in fiscal 2012. Research and development expenses were also lower in fiscal 2013 compared to fiscal 2012; however, the decrease in research and development expenses in fiscal 2013 was mostly offset by an increase in selling, general and administrative expenses. Correvio’s results of operations have also been included in our financial statements for periods subsequent to the completion of the acquisition. Fiscal 2012 included charges incurred relating to our restructuring activities.

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The increase in total assets in fiscal 2013 compared to fiscal 2012 was mostly due to the acquisition of Correvio’s assets, partially offset by the lower cash and cash equivalents balance. Our cash and cash equivalents balance in 2013 was lower compared to 2012 due to the use of cash in our operations and a $13.0 million repayment of debt owing to Merck in March 2013.

RESULTS OF OPERATIONS

We recorded net income of $4.8 million ($0.37 income per share) for the year ended December 31, 2013, compared to net loss of $18.3 million ($1.49 loss per share) for the year ended December 31, 2012.

During fiscal 2013, we began recognizing the full benefit of all BRINAVESSTM sales worldwide. The net income for fiscal 2013 was due to the gain on settlement of debt owing to Merck and sales of BRINAVESSTM and AGGRASTATTM. The income in 2013 was partially offset by an increase in ongoing operating costs. Correvio’s results of operations have also been included in our financial statements for periods subsequent to the completion of the acquisition. The net loss for fiscal 2012 was largely due to restructuring charges, expenditures spent on clinical development efforts and pre-clinical research projects, as well as other normal operating costs.

In 2014, we expect to continue to incur a net loss as our expenses are expected to continue to be greater than our revenues from the sale of BRINAVESSTM and AGGRASTATTM.

Revenue

Total revenue for fiscal 2013 was $4.5 million, an increase of $3.7 million from $0.8 million in fiscal 2012. In 2013, revenue was comprised of product revenue and licensing and other fees we received from Merck. In 2012, revenue consisted of licensing and other fees and research collaborative fees from Merck.

Product revenues comprise of sales of BRINAVESSTM and AGGRASTATTM. After the transfer of commercialization responsibility from Merck to us on September 16, 2013, we began to recognize the full benefit of BRINAVESSTM sales in countries where the marketing authorization had been transferred from Merck to us. As we complete the transition process for regulatory product rights and product distribution responsibility for BRINAVESSTM, we expect to have BRINAVESSTM available to customers in all EU markets where Merck has previously sold the product by the end of the first half of 2014.

Licensing and other fees in 2012, as well as those in the first two quarters of 2013, represent royalties from our collaborative partners. In 2013, licensing and other fees represent the full benefit of worldwide product sales up to the transfer of commercialization responsibility from Merck to us on September 16, 2013. After September 16, 2013, licensing and other fees represent the full benefit of sales in countries where the marketing authorization has not yet been transferred from Merck to us.

Research collaborative fees are comprised of contract research fees and project management fees from our collaborative partners. We did not earn any research collaborative fees in fiscal 2013 as a result of the termination of the Collaboration Agreements with Merck, and we do not expect to earn such fees in the future.

Cost of Goods Sold

Cost of goods sold relating to the sale of BRINAVESSTM and AGGRASTATTM was $0.9 million in fiscal 2013. We did not have any cost of goods sold in 2012.

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Cost of goods sold is comprised primarily of expenditures incurred in acquiring inventories, production or conversion costs and quality control and monitoring costs.

Research and Development Expenditures

Research and development (“R&D”) expenditures were $0.5 million for fiscal 2013 as compared to $6.0 million for fiscal 2012.

R&D expenditures primarily consist of costs related to contract service and research agreements and consulting fees. In fiscal 2012, R&D expenditures also included wages and benefits (including stock-based compensation) of our employees performing research functions, as well as materials and lab supplies used in these activities.

The decrease in R&D expenditures in fiscal 2013, compared to fiscal 2012, was primarily due to the restructuring initiatives in 2012 which eliminated our internal research activities.

In 2014, we expect to continue to support pre-clinical research and development work externally through collaborations. These costs are expected to be insignificant.

Selling, General and Administration Expenditures

Selling, general and administration (“SG&A”) expenditures primarily consist of wages and benefits (including stock-based compensation), office costs, corporate costs, business development costs, consulting fees and professional fees. Commencing fiscal 2013, they also include costs incurred to support the commercialization of BRINAVESSTM and AGGRASTATTM.

SG&A expenditures for fiscal 2013 were $16.4 million as compared to $9.5 million for fiscal 2012 primarily due to an increase in costs associated with our sales and marketing efforts to support the commercialization of BRINAVESSTM. Additionally, SG&A costs were incurred to support the commercialization of AGGRASTATTM for the six week period from the consummation of the acquisition of Correvio through the end of the year.

In 2014, we expect our overall SG&A expenditures to increase as compared to 2013 as a result of our worldwide sales and marketing efforts, continuing transition activities with Merck, as well as, other related costs required to support the commercialization of BRINAVESSTM and AGGRASTATTM.

Acquisition costs

Acquisition costs consist of legal, consulting, and accounting fees. Acquisition costs of $1.5 million for the year ended December 31, 2013 represent costs incurred related to the acquisition of Correvio. We did not have any acquisition costs in 2012.

Restructuring

Restructuring consists of employee termination benefits, idle-use expense, asset impairments, and other charges.

Restructuring costs of $1.2 million for the year ended December 31, 2013 represent mostly employee termination benefits incurred in our efforts to integrate Correvio’s operations, while the amount of $10.0 million for the same period in 2012 related primarily to employee termination benefits associated with our 2012 workforce reduction initiatives.

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Other Income and Expense

Other income and expenses consists of sublease income, foreign exchange gains, interest, and gain from settlement of debt.

Other income for fiscal 2013 was $21.6 million as compared to $7.6 million in fiscal 2012. The increase in other income in 2013 related primarily to the $20.8 million gain on the settlement of debt owed to Merck, partially offset by the corresponding decrease in interest expense.

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QUARTERLY FINANCIAL INFORMATION

The following table summarizes selected unaudited consolidated financial data for each of the last eight quarters, prepared in accordance with U.S. GAAP:

(In thousands of U.S. dollars except per share amounts)	Quarter ended
	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013

Total revenue	$3,867	$477	$107	$60
Cost of goods sold	889	47	-	-
Research and development	40	31	35	370
Selling, general and administration(3)	7,282	3,954	2,974	2,236
Restructuring	1,337	-	(57)	(73)
Gain on settlement of debt	-	-	-	20,834
Net income (loss)	$(7,232)	$(3,614)	$(2,774)	$18,393
Income (loss) per share
Basic and diluted(2)	$(0.53)	$(0.29)	$(0.22)	$1.47

(In thousands of U.S. dollars except per share amounts)	Quarter ended
	December 31, 2012	September 30, 2012	June 30, 2012		March 31, 2012

Total revenue	$84	$63	$209		$433
Cost of goods sold	-	-	-		-
Research and development	385	449	2,255	(1)	2,928	(1)
Selling, general and administration(3)	2,208	2,496	2,207	(1)	2,552	(1)
Restructuring	35	9,036	165	(1)	804	(1)
Gain on settlement of debt	11,218	-	-		-
Net income (loss)	$7,744	$(13,412)	$(5,677)		$(6,970)
Income (loss) per share
Basic and diluted(2)	$0.63	$(1.10)	$(0.46)		$(0.57)

(1) Employee termination benefits relating to the Q1-2012 workforce reduction have been reclassified to restructuring.

(2) Income (loss) per share amounts for the periods presented have been adjusted on a retroactive basis to reflect the April 12, 2013 one-for-five share consolidation.

(3) Effective Q1-2013, SG&A includes costs incurred to support the commercialization of BRINAVESSTM. Effective Q4-2013, SG&A includes costs incurred to support the commercialization of AGGRASTATTM

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Variations in our revenue, expenses and net income (loss) for the periods above resulted primarily from the following factors:

Revenues:

The increase in revenues in the most recent quarter was due to sales of BRINAVESSTM and AGGRASTATTM.

Research and Development Expenditures:

The timing and amount of clinical trials and research work performed resulted in the variations in R&D expenditures. The significant decrease in R&D expenditures starting in the second half of 2012 was due to the elimination of our internal research function.

Selling, general and administration expenditures:

The timing of stock option grants, consulting fees and corporate costs resulted in the variations in SG&A expenditures. The increase in SG&A expenditures in the most recent quarter was due to costs incurred to support the commercialization of BRINAVESSTM and AGGRASTATTM, which was partially offset by cost savings from our 2012 restructuring initiatives.

Restructuring:

Employee termination benefits incurred in connection with the acquisition of Correvio in Q4-2013 and the workforce reductions and the idle-use expense in Q2-2012 and Q3-2012 resulted in the variations in restructuring cost.

Gain on settlement of debt:

The debt settlement agreement with Merck in Q4-2012 and the resulting payments of the settlement amounts in Q4-2012 and Q1-2013 resulted in the gains on settlement of debt.

Net income (loss)

The timing of our revenue and expenses discussed above resulted in the variations in net income (loss). Our net income for Q1-2013 and Q4-2012 was also positively affected by the $20.8 million and $11.2 million gain on the settlement of debt owed to Merck.

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FOURTH QUARTER 2013 COMPARED TO FOURTH QUARTER 2012

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(in thousands of U.S. dollars, except share and per share amounts)	For the Quarter Ended
	December 31
	2013	2012
Revenue
Product revenues	$3,931	$-
Licensing and other fees	(64)	84
Research collaborative fees	-	-
	3,867	84
Cost of goods sold	889	-
	2,978	84
Expenses
Research and development	40	385
Selling, general and administration	7,282	2,208
Acquisition costs	1,494	-
Restructuring	1,337	35
Amortization	325	249
	10,478	2,877

Operating loss	(7,500)	(2,793)
Other income (expenses):
Interest expense	(121)	(885)
Gain on settlement of debt	-	11,218
Other income	142	161
Foreign exchange gain	349	43
	370	10,537

Income (loss) for the period before income taxes	(7,130)	7,744
Provision for income taxes	102	-
Net income (loss) for the period	(7,232)	7,744

Other comprehensive loss:
Foreign currency translation adjustments	227	-
Comprehensive income (loss)	$(7,459)	$7,744
Basic and diluted income (loss) per share	$(0.53)	$0.63
Weighted average number of common shares
Basic	13,658,605	12,340,105
Diluted	13,658,605	12,342,779

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Revenue of $3.9 million in Q4-2013 increased by $3.8 million as compared to the same period in Q4-2012 due to sales of BRINAVESSTM and AGGRASTATTM. In late 2013, we began to recognize the full benefit of BRINAVESSTM sales in countries where the marketing authorization had been transferred from Merck to us. Additionally, Correvio contributed to revenues with sales of AGGRASTATTM for the six week period from the consummation of the acquisition through the end of the year. We did not have any product sales in Q4-2012.

SG&A expenditures were $7.3 million in Q4-2013. The increase of $5.1 million compared to the same period in 2012 was primarily due to costs incurred to support the commercialization of BRINAVESSTM and AGGRASTATTM.

Acquisition costs of $1.5 million in Q4-2013 represent costs incurred as a result of the acquisition of Correvio. We did not have any acquisition costs in Q4-2012.

Restructuring costs of $1.3 million in Q4-2013 represent employee termination benefits incurred in our efforts to integrate Correvio’s operations. No significant restructuring costs were incurred in Q4-2012.

LIQUIDITY AND CAPITAL RESOURCES

Our operational activities during fiscal 2013 were financed mainly by working capital carried forward from the preceding fiscal year. At December 31, 2013, we had working capital of $10.6 million, compared to $6.1 million at December 31, 2012. Included in working capital at December 31, 2012 was a debt obligation to Merck of $32.5 million. On March 1, 2013, we paid the remaining $13.0 million of the $20.0 million agreed-upon debt settlement amount to Merck, extinguishing our outstanding debt obligation of $32.5 million. We had available cash reserves comprised of cash and cash equivalents of $11.0 million at December 31, 2013 compared to $41.3 million at December 31, 2012. Subsequent to December 31, 2013 we completed certain financing transactions as previously described in the “Corporate Update”.

We believe that our cash position and expected future cash inflows from the sale of BRINAVESSTM and AGGRASTATTM will be sufficient to finance our operational and capital needs for at least 18 months.  In particular, we believe our cash reserves and expected cash inflows from the sale of BRINAVESSTM and AGGRASTATTM will fund the further development and commercialization of our products, operational, and strategic activities. However, our future cash requirements may vary materially from those now expected due to a number of factors, including the costs associated with commercialization efforts, clinical trials, and strategic opportunities. As a result, in the future it may be necessary to raise additional funds. These funds may come from sources such as entering into strategic collaboration arrangements, the issuance of shares from treasury, or alternative sources of financing. However, there can be no assurance that we will be able to successfully raise sufficient funds to continue the development and commercialization of our products and our operational activities.

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Sources and Uses of Cash

(in thousands of U.S. dollars)	For the Years Ended
	December 31
	2013	2012
Cash used in operating activities	$(16,768)	$(24,942)
Cash used in investing activities	(309)	(433)
Cash provided by (used in) financing activities	(12,843)	18,070
Effect of foreign exchange rate on cash and cash equivalents	(99)	84
Net decrease in cash and cash equivalents	$(30,019)	$(7,221)

Cash used in operating activities in fiscal 2013 was $16.8 million, a decrease of $8.1 million from cash used in operating activities of $24.9 million in fiscal 2012. The decrease in cash used was primarily due to restructuring expenses incurred in 2012, partially offset by higher operating costs in 2013.

Cash used in investing activities in fiscal 2013 and 2012 of $0.3 million and $0.4 million, respectively, related to the purchase of equipment and incurrence of patent costs.

Cash used in financing activities was $12.8 million in fiscal 2013, as compared to cash provided by financing activities of $18.1 million in fiscal 2012. In 2013, we repaid $13.0 million of debt owed to Merck. In 2012, we received a $25.0 million advance from Merck, which was partially offset by a $7.0 million repayment of debt owed to Merck.

Contractual Obligations

As of December 31, 2013, and in the normal course of business, we have the following obligations to make future payments, representing contracts and other commitments that are known and committed.

Contractual Obligations	Payment due by period
(In thousands of U.S. dollars)	2014	2015	2016	2017	2018	There- after	Total
Commitments for clinical and other agreements	2,434	1,558	5	Nil	Nil	Nil	3,997
Purchase commitment	1,373	1,716	-	-	-	-	3,089
Interest expense on deferred consideration	1,069	700	164	-	-	-	1,933
Operating lease obligations	489	200	184	21	21	31	946
Total	$5,365	$4,174	$353	$21	$21	$31	$9,965

Outstanding Share Capital

As of March 26, 2014, there were 16,520,072 common shares issued and outstanding, and 1,140,912 common shares issuable upon the exercise of outstanding stock options (of which 575,468 were exercisable) at a weighted average exercise price of CAD $4.44 per share. These amounts have been adjusted on a retroactive basis to reflect the April 12, 2013 one-for-five share consolidation.

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RELATED PARTY TRANSACTIONS

We incurred expenses for services provided by a law firm in which a director of one of our wholly owned subsidiaries is a partner. The amounts charged are recorded at their exchange amounts and are subject to normal trade terms. For the year ended December 31, 2013, we incurred legal fees of $0.2 million (year ended December 31, 2012 - $0.01 million) for services provided by the law firm relating to general corporate matters. Included in accounts payable and accrued liabilities at December 31, 2013 is an amount of $0.1 million (2012 - $0.02 million) owing to the legal firm.

We also incurred expenses for services provided by an accounting firm in which a director of one of our wholly owned subsidiaries is a director. The amounts charged are recorded at their exchange amounts and are subject to normal trade terms. For the year ended December 31, 2013, we incurred accounting fees of $0.1 million (year ended December 31, 2012 - $0.02 million) for services provided by the accounting firm relating to general corporate matters. Included in accounts payable and accrued liabilities at December 31, 2013 is an amount of $0.03 million (2012 - $0.01 million) owing to the accounting firm.

Prior to October 15, 2012, a partner of a law firm served as our corporate secretary. Services provided by the law firm primarily related to general corporate matters. Amounts charged for these services were recorded at their exchange amounts and were subject to normal trade terms. Total expenses for services provided while the partner served as the Company's corporate secretary for the year ended December 2012 were $0.8 million. Included in accounts payable and accrued liabilities at December 31, 2012 was $0.04 million owing to the legal firm.

OFF-BALANCE SHEET ARRANGEMENTS

We have no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources that is material to investors.

FINANCIAL INSTRUMENTS AND RISKS

We are exposed to credit risks and market risks related to changes in interest rates and foreign currency exchange rates, each of which could affect the value of our current assets and liabilities. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances. At December 31, 2013, our cash and cash equivalents were primarily held as cash, the majority of which was denominated in U.S. dollars. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments and our current ability to hold fixed income investments to maturity. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate fluctuations that could have a material effect on our future operating results or cash flows.

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